BullFrog AI Holdings, Inc.

325 Ellington Blvd., Unit 317

Gaithersburg, MD 20878

(240) 658-6710

November 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	BullFrog AI Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-283105

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on Friday, November 29, 2024, or as soon thereafter as practicable.

Please contact Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0592, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

BULLFROG AI HOLDINGS, INC.

By:	/s/ Vininder Singh
Vininder Singh
Chief Executive Officer